UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	1-11178

REVLON, INC.
(Exact name of registrant as specified in its charter)

55 Water Street New York, New York, 10041 212-527-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

* As previously disclosed, on June 15, 2022, Revlon, Inc. (“Revlon”) and certain subsidiaries, including Revlon Consumer Products Corporation, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The cases are being administered under the caption In re Revlon, Inc., et al. (Case No. 22-10760 (DSJ)). Also, as previously disclosed, on April 3, 2023, the Bankruptcy Court entered an order confirming the Third Amended Joint Plan of Reorganization of Revlon, Inc. and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (including all exhibits and supplements thereto, the “Plan”). On May 2, 2023, the Plan became effective pursuant to its terms. Pursuant to the Plan, all outstanding shares of Revlon’s Class A Common Stock were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Revlon, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 2, 2023	REVLON, INC.

	By:	/s/ Andrew C. Kidd
	Name:	Andrew C. Kidd
	Title:	Executive Vice President, General Counsel